May 10, 2019


Via Email
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

       Re:    Whitestone REIT
              Form 10-Q
              Filed August 9, 2018
              File No. 001-34855

Dear Mr. Holeman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Isaac Esquivel

                                                          Isaac Esquivel
                                                          Staff Accountant
                                                          Office of Real Estate
and
                                                          Commodities